

July 28, 2011

Via E-mail
Luis Saenz
Chief Executive Officer
Li3 Energy, Inc.
C/o Gottbetter & Partners, LLP
488 Madison Avenue, 12ᵗʰ Floor
New York, NY 10022

> **Re:** **Li3 Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2011**
> **File No. 333-175329**

Dear Mr. Saenz:

We have reviewed your registration statement and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In an appropriate place in the prospectus, please disclose whether you have had to pay any penalties for not filing a registration statement for the securities issued in the G Unit private placement by the June 21, 2011 deadline.

Cover Page of the Prospectus

2. Please explain what you mean by the statement that selling stockholders are reselling shares underlying "other rights." Is this offering the resale of the shares sold in the private placement of the G Units in April and May of 2011? Please make clarifications throughout your prospectus. We may have further comments after reviewing your response.

Summary, page 2

3. Please disclose that you have never generated revenue from operations and have not yet begun your strategic plan to explore and develop the various mining interests you discuss and have no current plans to raise financing necessary for such plans.

4. Please clarify what you mean by your "exploration" activities.

Risk Factors, page 9

We are an exploration stage company and have no revenues.., page 9

5. Please state if true that your "development" activities to date have consisted solely of acquiring interests in mining claims.

Our past losses raise doubt about our ability to continue as a going concern, page 9

6. We note that you expect to finance your operations primarily through future financings. Please disclose whether you have any plans to undertake such financings.

7. Please include a risk factor addressing the risks of pursuing mining operations in the various jurisdictions that you seek to do business.

Selling Stockholders, page 18

8. Please disclose the natural person who has voting or investment control over the securities being registered for resale for all of the entity selling stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

General

9. Please identify and disclose all of the accounting policies and estimates that you consider to be critical to your consolidated financial statements. Your disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and should describe for investors the financial statement impact if actual results differ from the estimate made by management. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov.

Operational Update, page 36

10. Where you discuss each property and interest, please state clearly that no development has occurred and is not expected to occur in the near-term.

Strategic Plan, page 39

11. Please provide some idea of the time and expense it will take to achieve your strategic plan considering that you have no revenue from operations and no plans to raise financing to conduct operations. Please also disclose that you have no current plans to raise the requisite funds necessary to conduct operations.

12. Please explain the meaning of "feasibility stage."

Lithium and lithium mining, page 45

13. We note you generally describe some mineral products, such as lithium, iodine, and other nitrate products which may be sold in the event your properties become operational. Please describe the general product quality specifications along with current pricing for those products, which occur or are targeted by your exploration efforts.

Description of Business, 46

14. Please identify the sources for the industry, market and scientific information you provide. In this regard, we note that you have provided numerous factual statements, but you do not always indicate whether the source of this information is management's belief, industry data, scientific reports, general articles, or any other source. If this information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources, please provide us with copies of these sources. Please also disclose in your filing the date of these sources and whether the information represents the most recently available data and, therefore, remains reliable. Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. File consents as necessary by these sources to be named in your prospectus.

15. Much of the scientific data you discuss does not seem relevant to you at your current state of development and suggests a level of operations and resources not attained. Accordingly, please revise to remove this disclosure.

Global market, page 50

16. We note your mineral reserves discussion uses the term reserve base in describing global reserves of lithium, potassium and other materials. Please note that the common definition for the term reserve base includes the aggregate of sub-economic and/or uneconomic material along with economic materials. Please use alternative terminology and revise your definitions, replacing the term reserve base with reserves, materials, or other appropriate terminology as needed.

Our projects, page 53

17. Please disclose the following information for each of your properties, i.e. Maricunga, Alfredo, Loriscota, Suches, Vizcachas, and Cauchari:

- The nature your ownership or interest in the property.
- A description of all interests in your properties, including the terms of all underlying agreements and royalties.
- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.
- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Maricunga, page 56

18. We note you engaged an independent third party expert to complete a NI 43-101 technical report on your properties, which may include a resource estimate. Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents

should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

19. We note you are preparing resource estimates that conform to the requirements of Canadian national Instrument 43-101. Please provide the basis within your filing, for preparing the mineral estimates in accordance with the requirements of the securities laws in effect in Canada as opposed to the United States, your jurisdiction of incorporation.

Unaudited Financial Statements for the Period Ended March 31, 2011

Consolidated Statements of Operations, page F-3

20. Please tell us the accounting literature you relied upon to support the classification of the $1.9 million loss on settlement for the three months ended March 31, 2011 and the $1.5 million loss on settlement for the nine months ended March 31, 2011 within other expense.

Audited Financial Statements for the Year Ended June 30, 2010

General

21. Please note the updating requirements of Rule 8-08 of Regulation S-K.

22. Please disclose the total amount of rental expense incurred for all operating leases for each period presented. See FASB ASC 840-20-50-1. In addition, we note your disclosure on page 64 that you lease office space in Peru and your lease expires on September 30, 2011. You also disclose on page 75 that you subleased office space in Peru and the sublease terminated on June 30, 2010. Please confirm that these are two separate leases, or revise your disclosure accordingly.

23. Please tell us how you have accounted for the registration rights agreements disclosed on page 81, including what consideration was given to FASB ASC 825-20. Please also provide the disclosures required by FASB ASC 825-20-50, as applicable.

Note 1 – Organization and Description of Business, page F-34

Split-off of Legacy Business, page F-34

24. Please disclose the fair value of the legacy business at the time it was sold to former management as well as how you determined this fair value. In this regard, please clearly disclose whether a valuation was performed. If so, you should explain how fair value was determined based on this valuation, including the

methodology and significant estimates and assumptions used. If a valuation was not performed, you should disclose how you determined it was not necessary particularly given the related party nature of this transaction. In addition, please also tell us what consideration you gave as to whether the legacy business should be presented as discontinued operations in accordance with FASB ASC 205-20-20.

Note 2 – Summary of Significant Accounting Policies, page F-34

h. Earnings (Loss) per Share, page F-35

25. Please disclose here and on page F-8 the number of antidilutive shares by each type of security. See FASB ASC 260-10-50-1(c).

l. Subsequent Events, page F-37

26. Please clarify your disclosure here and on page F-8 to disclose the actual date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1.

Note 7 – Loans Payable, page F-41

27. For each issuance of convertible notes, including your May 2011 issuance, please provide us with the assumptions you used in determining your accounting treatment and what accounting literature you referenced in supporting your conclusion. In addition, please provide us with the computations related to the values assigned to your convertible notes, warrants, and beneficial conversion feature.

Note 11 – Income Taxes, page F-50

28. Please help us understand how you have met the disclosure requirements set forth in FASB ASC 740-10-50. Specifically, tell us what consideration you gave to disclosing the following:

   - A reconciliation using percentages or dollar amounts of (a) the reported amount of income tax expense for each period presented to (b) the amount of income tax expense that would result from applying statutory tax rates for each period presented;
   - The amounts and expiration dates of operating loss and tax credit carryforwards as of June 30, 2010; and
   - A tabular reconciliation of the total amounts of unrecognized tax benefits as the beginning and end of the period.

Form 10-K/A for the Year Ended June 30, 2010

General

29. Please address the above comments in your annual and interim filings as well, as applicable.

30. Please amend your annual report to file the required certifications.

Evaluation of Disclosure Controls and Procedures, page 50

Management's Report on Internal Control over Financial Reporting, page 51

31. Please disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness.

32. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

    a. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

    b. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

    c. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

    d. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

e. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

f. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

g. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the

evaluation of internal control over financial reporting for the most recent fiscal year end.

h. It does not appear that you identify an audit committee financial expert and you do not have a separately created audit committee. As such, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Form 10-Q for Period Ended March 31, 2011

Evaluation and Disclosure Controls and Procedures, page 37

33. Please disclose your conclusion as to whether your disclosure controls and procedures are effective or ineffective, whichever the case may be, in an amendment to your Form 10-Q and discuss any material weaknesses in detail. See Item 307 of Regulation S-K.

Exhibits 31.1 and 31.2

34. Please file certifications in the exact form required by Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event you requests acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding request for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the purpose public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon at (202) 551-3866 or, in his absence, Lisa Etheredge at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Craig Slivka at (202) 551-3729 with any other questions or disclosure issues.

Sincerely,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director